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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13E-3
                               (Amendment No. 4)

                                Final Amendment
                             Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                       PHOENIX INVESTMENT PARTNERS, LTD.
                              (Name of the Issuer)

                       PHOENIX INVESTMENT PARTNERS, LTD.
                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                               PM HOLDINGS, INC.
                     (Name of the Persons Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   719085102
                                 (CUSIP Number)

                              Philip R. McLoughlin
                            Chief Executive Officer
                       Phoenix Investment Partners, Ltd.
                               56 Prospect Street
                          Hartford, Connecticut 06115
                                 (860) 403-5000
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

    Tracy L. Rich, Esq.       John S. Chapman, Esq.     Gregory V. Gooding, Esq.
  Senior Vice President &   J. Brett Pritchard, Esq.      Debevoise & Plimpton
     General Counsel         Lord, Bissell & Brook          875 Third Avenue
 Phoenix Home Life Mutual   115 South LaSalle Street    New York, New York 10022
    Insurance Company        Chicago, Illinois 60603
     One American Row
Hartford, Connecticut 06115

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S)240.14a-1 through 240.14b-2), Regulation 14C ((S)(S)240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((S)240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [_] A tender offer.
d. [_] None of the above.
Check the box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee
--------------------------------------------------------------------------------
           Transaction valuation*               Amount of filing fee**
           $433,895,397                         $86,779
--------------------------------------------------------------------------------
*The "transaction valuation" amount referred to above is approximately the sum of (i) the product of 19,424,865 outstanding shares of Common Stock and $15.75, the cash price per share to be paid in the merger, plus (ii) cash consideration of up to $58,232,771 to be paid for options to purchase 7,373,662 shares of Common Stock being surrendered in connection with the merger, plus (iii) cash consideration up to $69,721,002 to be paid for the 4,545,778 shares of Common Stock into which the 6% convertible subordinated debentures may be converted prior to the merger.
**In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction valuation by 1/50th of 1%.

[X]  Check the box if any part of the fee is offset as provided by
     (S)240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $86,779
          Form or Registration No.: 14A
          Filing Party: Phoenix Investment Partners, Ltd.
          Date Filed: October 10, 2000
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                                  INTRODUCTION

     This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1, No. 2 and No. 3 thereto, the "Statement") jointly filed by Phoenix Investment Partners, Ltd., a Delaware corporation ("PXP"), Phoenix Home Life Mutual Insurance Company, a New York mutual life insurance company ("Phoenix Home Life"), and PM Holdings, Inc., a Connecticut corporation ("PM Holdings"), in connection with the merger of a Delaware corporation formed by Phoenix Home Life with and into PXP, with PXP as the surviving entity, pursuant to an Agreement and Plan of Merger, dated September 10, 2000, among Phoenix Home Life, PM Holdings, a wholly-owned subsidiary of Phoenix Home Life, and PXP (as amended, the "Merger Agreement"). The independent directors committee of the board of directors of PXP unanimously recommended that the entire board of directors of PXP approve the Merger Agreement. PXP's board of directors, based on the recommendation of the independent directors committee, unanimously approved the Merger Agreement and recommended that it be submitted to PXP's stockholders for adoption. PXP's stockholders voted upon and adopted the Merger Agreement at a special meeting of the stockholders of PXP held on January 11, 2001.

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The purpose of this Amendment No. 4 is to file a final amendment to the Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Statement.

ITEM 15.  ADDITIONAL INFORMATION

     On January 11, 2001, PXP filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which a Delaware corporation formed for the purpose of effecting the merger, was merged with and into PXP, with PXP as the surviving company. The merger was effective as of the date of filing, at which time (i) PXP's common stockholders (other than the continuing stockholders) became entitled to receive $15.75 in cash, without interest, for each share of PXP common stock outstanding at the time of the merger unless they were dissenting shareholders who perfected their appraisal rights and (ii) the separate corporate existence of the Delaware corporation formed for the purpose of effecting the Merger ceased.

     As a result of the Merger, the common stock of PXP became eligible for delisting from the New York Stock Exchange and termination of registration pursuant to Section 12(g)(4) and 12(h)(3) of the Securities Exchange Act of 1934. Accordingly, on January 12, 2001, PXP filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.
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SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              PHOENIX INVESTMENT PARTNERS, LTD.

                              By:   /s/ Philip R. McLoughlin
                                    Philip R. McLoughlin
                                    Chief Executive Officer

                              PHOENIX HOME LIFE MUTUAL INSURANCE
                              COMPANY

                              By:   /s/ Robert W. Fiondella
                                    Robert W. Fiondella
                                    Chief Executive Officer

                              PM HOLDINGS, INC.

                              By:   /s/ Robert W. Fiondella
                                    Robert W. Fiondella
                                    Chief Executive Officer
Dated: January 12, 2001.